Exhibit 99.1

IAMGOLD declares semi-annual dividend of $0.125 per common share: a greater than 2% yield

All amounts are expressed in US dollars, unless otherwise indicated.

TSX: IMG    NYSE: IAG

TORONTO, June 20, 2012 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today declared a semi-annual dividend payment in the amount of $0.125 per common share that will be paid on July 13, 2012, to shareholders of record as of the close of trading on June 29, 2012.  This represents more than a 2% dividend yield based on the average closing value of the Company's common shares over the last 20 days.

IAMGOLD's President and CEO, Steve Letwin said, "Our strong cash flow allows us to pay dividends and grow the business with investments such as our recently announced acquisition of the Côté Lake project in Canada.  IAMGOLD has a strong balance sheet and a focused portfolio of assets that generates significant operating cash flow.  Today's dividend declaration reflects the confidence we have in the current and future cash flows for the Company."

For purposes of subsection 89(14) of the Income Tax Act, the Company designates all dividends payable on July 13, 2012, to be eligible dividends.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents.   In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 09:10e 20-JUN-12